SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 3)*

China Sunergy Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G84381 105

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G84381 105	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elite Shine Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,184,200 ordinary shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,184,200 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,184,200 ordinary shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.7%(2)
12	TYPE OF REPORTING PERSON* CO
(1) see Item 4 below.
(2) based on the 267,287,253 ordinary shares outstanding as of December 31, 2009.

CUSIP NO. G84381 105	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tingxiu Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,184,200 ordinary shares (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 39,184,200 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,184,200 ordinary shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.7%(2)
12	TYPE OF REPORTING PERSON* IN
(1) see Item 4 below.
(2) based on the 267,287,253 ordinary shares outstanding as of December 31, 2009.

PRELIMINARY NOTE This Amendment No. 3 to Schedule 13G modifies and supplements the Schedule 13G initially filed on February 13, 2008, as amended (the “Statement”), with respect to the ordinary shares, par value $0.0001 per share, of China Sunergy Co., Ltd., a Cayman Islands company. Except to the extent supplemented by the information contained in this Amendment No. 3, the Statement, as amended as provided herein, remains in full force and effect.

ITEM 1(a).	NAME OF ISSUER: China Sunergy Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(a).	NAME OF PERSON FILING: Elite Shine Group Limited Mr. Tingxiu Lu

ITEM 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The registered address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

The address of Mr. Tingxiu Lu is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(c).	CITIZENSHIP: The place of organization of Elite Shine Group Limited is British Virgin Islands. Mr. Tingxiu Lu is a citizen of the People’s Republic of China.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Ordinary Shares, $0.0001 par value

ITEM 2(e).	CUSIP NUMBER: G84381 105

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Elite Shine Group Limited	39,184,200 ordinary shares	14.7%	39,184,200 ordinary shares	0	39,184,200 ordinary shares	0

Mr. Tingxiu Lu	39,184,200 ordinary shares	14.7%	39,184,200 ordinary shares	0	39,184,200 ordinary shares	0

As of December 31, 2009, Elite Shine Group Limited, a British Virgin Islands company, is the beneficial owner of 39,184,200 ordinary shares of China Sunergy Co., Ltd. Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tingxiu Lu may be deemed to beneficially own all of the shares held by Elite Shine Group Limited.

The ownership of 5,000,000 American Depository Shares (“ADS”) representing 30,000,000 ordinary shares of China Sunergy Co., Ltd. (the “Disputed Shares”) held by Elite Shine Group Limited and Mr. Tingxiu Lu as of the date of the filing is the subject of a dispute. While Elite Shine Group Limited and Mr. Tingxiu Lu have always held 39,184,200 shares, arising out of Mr. Tingxiu Lu’s status as a founder of China Sunergy Co., Ltd., the Disputed Shares are the subject of a turnover order (the “Order”) entered by the District Court for the Southern District of Ohio (the “Court”) on September 30, 2009 in case number 08-cv-0667, Securities and Exchange Commission v. One Equity Corporation, et al.  The Disputed Shares had been pledged as collateral for a loan that was to be provided by Marshal-Light Trading Partners, Inc. (“Marshal-Light”). The loan never funded and the Disputed Shares were returned to Mr. Lu.  Marshal-Light was subsequently placed into receivership as part of an SEC enforcement action.  Despite the return of the Disputed Shares, a Court-appointed receiver (the “Receiver”) in the One Equity case argues that the Disputed Shares should be deemed part of the estate of Marshal-Light.  Elite Shine Group Limited and Mr. Tingxiu Lu, together with other similarly situated holders of ordinary shares of  China Sunergy Co., Ltd. (together, the “C-SUN Parties”) have vigorously opposed the Receiver’s action and are awaiting a final order from the Court in order to appeal the Order.  The Disputed Shares remain in the custody of JPMorgan Chase Bank, N.A. and the Court has noted that "the C-SUN Parties should have the opportunity for meaningful appellate review of the [Order] prior to liquidation and distribution by the Receiver."  The C-SUN Parties will appeal the Court's order transferring the Disputed Shares into the estate of Marshal-Light if a distribution order is entered.

Elite Shine Group Limited has entered into certain share pledge agreement in September 2009 (the “Pledge Agreement”) with a Chinese bank (the “Pledgee”). Pursuant to the Pledge Agreement, 9,184,200 ordinary shares beneficially owned by Elite Shine Group Limited in China Sunergy Co., Ltd (the “Pledged Shares”) were pledged to the Pledgee to secure a syndicated loan arranged by the Pledgee to a company controlled by Mr. Tingxiu Lu. The Pledge Agreement does not grant the Pledgee the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct disposition of the Pledged Shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2010

Elite Shine Group Limited	By:	/s/ Tingxiu Lu
Name: Tingxiu Lu
Title: Director

Tingxiu Lu	/s/ Tingxiu Lu
Tingxiu Lu

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.0001 per share, of China Sunergy Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 2nd day of March 2010.

Elite Shine Group Limited	By:	/s/ Tingxiu Lu
Name: Tingxiu Lu
Title: Director

Tingxiu Lu	/s/ Tingxiu Lu
Tingxiu Lu